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Exhibit 99.2

 NORTH AMERICAN PALLADIUM LTD.

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Who is soliciting my proxy?

        The management of NAP is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  election of directors;

  •
  appointment of KPMG LLP, Chartered Accountants as the Company's auditors;

  •
  amending NAP's articles of incorporation to cancel the class of "special shares" of the Company;

  •
  approving and ratifying the adoption of the Company's Amended and Restated RRSP Plan;

  •
  approving and ratifying the adoption of the Company's Amended and Restated Stock Option Plan; and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2009 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast by proxy or in person, will constitute approval of each of the matters specified in this Circular, except for the amendment to NAP's articles of incorporation which will require approval by 66 2/3 of the votes cast by proxy or in person.

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on April 15, 2010, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?".

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy no later than 48 hours prior to the commencement of the meeting. You may also vote by telephone or via the Internet. To vote by telephone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the form of proxy.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  •
  for the election of management's nominees as directors;

  •
  for the appointment of KPMG LLP, Chartered Accountants, as the Company's auditors and for the authorization of the directors to fix the remuneration of the auditors;

  •
  for the proposed amendment to NAP's articles of incorporation;

  •
  for the adoption of the Amended and Restated RRSP Plan;

  •
  for the adoption of the Amended and Restated Stock Option Plan; and

  •
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to NAP's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Company for which no additional compensation will be paid. The cost of the solicitation will be paid by the Company. The Company may also retain a professional proxy solicitation firm to solicit proxies from shareholders.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with a voting instruction form from your intermediary. To vote in person at the meeting, follow the instructions set out on the voting instruction form, appoint yourself a proxyholder and return the voting instruction form in the envelope provided.

GENERAL INFORMATION

        This Circular is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Annual and Special Meeting (the "Meeting") of the shareholders of the Company to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual and Special Meeting of Shareholders (the "Notice") and any adjournment thereof.

        Unless otherwise indicated, the information in this Circular is dated as of April 15, 2010 and all dollar or "$" figures in this Circular refer to Canadian dollars.

Exercise of Discretion by Proxies

        The common shares of the Company (each a "Common Share") represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

        If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principal Holders Thereof

        At the close of business on April 15, 2010 (the "Record Date"), 127,436,394 Common Shares were issued and outstanding. Each Common Share is entitled to one vote on each matter voted on at the Meeting.

        At the close of business on the Record Date, 10,451,649 Common Share purchase warrants were issued and outstanding. Of this amount, 951,649 warrants were issued in connection with Series II convertible notes due December 1, 2008 ("Series II Warrants"), 300,000 warrants were issued by Cadiscor Resources Inc. ("Cadiscor"), which were assumed by the Company on its acquisition of Cadiscor on May 26, 2009 ("Cadiscor Warrants"), and 9,200,000 warrants were issued in connection with the unit offering completed in September 2009 (including an over-allotment completed in October 2009) ("Unit Offering Warrants"). Each warrant entitles its holder to purchase one Common Share of the Company at any time on or prior to their respective expiry dates: June 23, 2010 in the case of the Series II Warrants, December 31, 2010 in the case of the Cadiscor Warrants, and September 30, 2011 in the case of the Unit Offering Warrants. As of the Record Date, Kaiser-Francis Oil Company ("KFOC") holds all of the Series II Warrants.

        As of the Record Date, KFOC reported that it held 37,719,833 Common Shares, representing approximately 29.6% of the Company's issued and outstanding Common Shares. KFOC is a wholly owned subsidiary of GBK Corporation, a private company controlled by Mr. George B. Kaiser of Tulsa, Oklahoma and members of his family. To the knowledge of the directors and officers of the Company, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company.

BUSINESS OF THE MEETING

1. Presentation of Financial Statements

        The audited consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditors' report thereon have been mailed to shareholders and will be placed before the Meeting.

        The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the auditors' report thereon are also included in NAP's 2009 Annual Report, which is being mailed to the Company's registered and beneficial shareholders who requested it. Management will review NAP's consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2009 Annual Report is available on NAP's website at www.nap.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2. Election of Directors

        It is proposed that the seven people listed below be nominated for election as directors of NAP to hold office until the next annual meeting or until their successors are elected or appointed, unless the director resigns or the office becomes vacant through death or any other reason in accordance with the by-laws of the Company. All of the proposed nominees are currently directors of NAP and have been directors since the dates indicated.

The articles of the Company provide for a board of directors (the "Board") consisting of a minimum of one and a maximum of ten directors.

        Management of the Company has been informed that, if elected, each of such nominees would be willing to serve as a director. However, in the event any such nominee is unable or unwilling to serve as a director because of death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

        Management of the Company recommends that shareholders vote FOR the election of the individuals set forth in the table below as directors of the Company. Unless otherwise indicated, the persons designated in the accompanying form of proxy intend to vote FOR the election of the proposed nominees.

        The table below sets forth information regarding the proposed nominees for election as directors (all of whom have agreed to stand for election) together with their municipality of residence, age, year in which they joined the Board, their independence status, areas of expertise, principal occupation(s) during the five preceding years and Board Committee memberships, as well as other public, private and not-for-profit affiliations. Also set forth is the number of Common Shares, Unit Offering Warrants and stock options held as of April 15, 2010.

Director	Profile

Steven R. Berlin, 65 Tulsa, Oklahoma, USA Shares: 29,000 Warrants: 4,000 Options: 107,500
Mr. Berlin is a part-time business consultant and is on the board of Orchids Paper Products, an AMEX listed company. Prior to 2006, he was Vice-President at KFOC, where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, where he retired as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a bachelor's degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management Program at Stanford University.

 Areas of Expertise: Finance, metals and mining, oil and gas, international business

 NAP Board Details:
      •  Director since February 2001
      •  Committees: Audit Committee (Chair); Governance, Compensation and Nominating Committee
      •  Meets share ownership guidelines
• Independent

William J. Biggar, 57 Toronto, Ontario, Canada Shares: 50,305 Warrants: 20,000 Options: 800,000
Mr. Biggar has been the President and Chief Executive Officer of NAP since October 1, 2008. He has significant expertise in the mining sector developed from his extensive experience in corporate finance, corporate development and mergers & acquisitions. He has served as Senior Vice President at Barrick Gold Corporation and The Horsham Corporation and has 10 years of experience in investment banking. Mr. Biggar has also held the position of Executive Vice President of Magna International as well as President and CEO of MI Developments. A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

 Areas of Expertise: Finance, metals and mining, international business

 NAP Board Details:
      •  Director since October 2008
      •  Committees: Attends Committee meetings as an observer on invitation of the Committee chairperson
      •  Meets share ownership guidelines
• Not independent (member of management)

Director	Profile

C. David A Comba, 66 Burlington, Ontario, Canada Shares: 21,500 Warrants: 1,450 Options: 107,500
Mr. Comba, who has over 40 years of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the Thayer Lindsley mine. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of a Kinross-controlled junior exploration company listed on the TSX. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or "super" flow-through shares. Mr. Comba has Bachelor's and Masters' degrees in geology from Queen's University in Kingston, Ontario.

 Areas of Expertise: Metals and mining

 NAP Board Details:
      •  Director since March 2006
      •  Committees: Technical, Environment, Health and Safety Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
• Independent

André J. Douchane, 59 Toronto, Ontario, Canada Shares: 15,500 Options: 191,000
A mining engineer with over 35 years of mining experience managing precious metals operations. In addition to serving on the board of Osisko Mining Corporation, Mr. Douchane is the President and Chief Executive Officer of Starfield Resources Inc., an exploration and development company operating in Nunavut, Canada. Mr. Douchane previously served as North American Palladium's President and Chief Executive Officer from April 2003 to January 2006, and has held senior management positions with several international publicly-traded precious metal mining companies including Vice President, Operations of Franco and Euro-Nevada (Newmont Mining Corporation).

 Areas of Expertise: Metals and mining

 NAP Board Details:
      •  Director since April 2003
      •  Committees: Technical, Environment, Health and Safety Committee; Governance, Compensation and Nominating Committee
      •  Meets share ownership guidelines
• Independent

Robert J. Quinn, 54 Houston, Texas, USA Shares: 14,500 Warrants: 1,250 Options: 107,500

A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has almost 30 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. He has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

 Areas of Expertise: Metals and mining and law

 NAP Board Details:
      •  Director since June 2006
      •  Committees: Technical, Environment, Health and Safety Committee; Audit Committee
      •  Does not yet meet share ownership guidelines*
      •  Independent
* Under the Company's director compensation policy, Mr. Quinn has until August 2010 to meet the ownership guidelines.

Director	Profile

Greg J. Van Staveren, 49 Toronto, Ontario, Canada Shares: 48,300 Warrants: 3,150 Options: 115,000
Mr. Van Staveren is the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is also on the board of Quadra Mining Ltd. and MacMillian Minerals Inc. and is part-time Chief Financial Officer for Starfield Resources Inc. (SRU:TSX) and AIM Health Group Inc. (AHG:TSX). He was the Chief Financial Officer of MartinRea International Inc. (MRE:TSX) from 1998 to September 2001 and was previously a partner in the Mining Group at KPMG. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo.

 Areas of Expertise: Finance and metals and mining

 NAP Board Details:
      •  Director since February 2003
      •  Committees: Governance, Compensation and Nominating Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
• Independent

William J. Weymark, 56 West Vancouver, British Columbia, Canada Shares: 19,200 Options: 102,500
Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of Tirex Resources Ltd. (TXX:TSX-V), the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is active with the BC Lions as a Founder of their business association and a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines.

 Areas of Expertise: Metals and mining

 NAP Board Details:
      •  Director since January 2007
      •  Committees: Governance, Compensation and Nominating Committee; Technical, Environment, Health and Safety Committee
      •  Meets share ownership guidelines
• Independent

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

        Mr. Biggar was a director of Mosaic Group Limited from October 1995 to May 2002. In December 2002, Mosaic Group Limited filed for protection from its creditors under the Companies' Creditor Arrangement Act. Mr. Biggar was also a director of Cabletel Ltd. from June 2001 to November 2003. In June 2004, Cabletel Ltd. filed a proposal under the Bankruptcy and Insolvency Act (Canada).

        Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission ("OSC") issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which was revoked on February 18, 2004.

3. Appointment and Remuneration of Auditors

Audit Fees

        The aggregate fees billed by KPMG LLP, Chartered Accountants ("KPMG"), the Company's external auditors for the fiscal years ended December 31, 2009 and 2008, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $520,400 and $544,175, respectively. KPMG was first appointed as the Company's auditors as of December 31, 2004.

Audit-Related Fees

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements engagements for that year were $155,000 and $75,900, respectively. In 2009, these fees were paid for services rendered in connection with the 2009 Information Circular ($44,000), a prospectus filing ($101,000), and the IFRS Quick Scan ($10,000). In 2008, the fees were paid for services rendered in connection with a prospectus offering ($59,250) and with the French translation of the prospectus ($16,650).

Tax Fees

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $84,830 and $88,250, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2009, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2008 ($21,530), assistance with a potential acquisition ($16,500) and flow-through shares renunciation ($15,500), preparation of memoranda and schedules relating to various tax topics ($25,550), and correspondence and discussions related to investments in Finland ($5,300).

All Other Fees

        Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

        Unless otherwise indicated, the persons designated in the accompanying form of proxy intend to vote FOR the appointment of KPMG as auditors of the Company until the next annual meeting of shareholders and to authorize the Board to fix their remuneration. The appointment of auditors, to be effective, must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

4. Amendment to the Articles of Incorporation

        In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Quebec Inc. and the amalgamated company was wound up into the parent company, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed once again to North American Palladium Ltd. The authorized capital of 2750538 Canada Inc. included a class of shares known as "special shares" and the Company inherited these special shares by virtue of the amalgamation.

        The Company is authorized to issue an unlimited number of special shares, issuable in series. The holders of special shares are entitled to receive dividends as and when declared by the directors, in priority to the holders of Common Shares. In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of special shares are entitled to be paid in priority to the holders of Common Shares. Special shares may also be given other preferences over the Common Shares as may be determined when a series of special shares is authorized.

        The Board proposes to amend the articles of incorporation of the Company (the "Articles") to cancel the class of special shares, of which no such shares are currently outstanding. Cancelling the special shares will eliminate the Board's ability to issue special shares that have rights and preferences potentially superior to those of the Common Shares.

        The Board recommends that shareholders vote FOR the approval of this special resolution, the full text of which is set out in Schedule A of this Circular. Unless otherwise indicated, the persons designated in the accompanying form of proxy intend to vote FOR the approval of the resolution. The special resolution, to be effective, must be approved by at least 66 2/3% of the votes cast in person or represented by proxy at the Meeting.

5. Approval of Amended and Restated RRSP Plan

        The Company has an Amended and Restated 1995 Group RRSP Share Issuance Plan (the "RRSP Plan") for employees, pursuant to which the Company, at its discretion, issues Common Shares instead of making cash payments to eligible persons for contribution to their individual RRSPs in satisfaction of the Company's obligations to match RRSP contributions made by eligible persons by way of payroll deductions in accordance with the terms of the group RRSP plan established by Sun Life Financial Inc. under the sponsorship of the Company (the "Group RRSP Plan"). The price per share is based on the simple average of the high and low price on the Toronto Stock Exchange ("TSX") for the five consecutive trading days immediately preceding the date the shares are issuable. The number of Common Shares reserved for issue under the RRSP Plan is 2 million or approximately 1.6% of the Common Shares issued and outstanding. As of the date hereof, 1,889,278 Common Shares have been issued, leaving 110,722 Common Shares available for issuance under the RRSP Plan. For a description of the RRSP Plan, see the section titled "Equity Compensation Plans — RRSP Plan" in this Circular.

        The Company proposes to amend the RRSP Plan (as amended, the "Amended and Restated RRSP Plan") to:

  •
  convert it from a plan with a fixed maximum number of Common Shares issuable thereunder to a plan with a rolling maximum number of Common Shares issuable thereunder equal to 10% of the issued and outstanding Common Shares of the Company from time to time, provided that the maximum number of Common Shares at any time which may be reserved for issuance under the Amended and Restated RRSP Plan and all other securities-based compensation plans of the Company in force at such time shall not exceed 10% of the issued and outstanding Common Shares at such time;

  •
  add a provision providing that the number of Common Shares issued (i) under the plan, and (ii) issuable under awards made under any other securities-based compensation arrangement of the Company, within any one year period may not exceed 5% of the Company's total issued and outstanding Common Shares; and

  •
  provide that the price per Common Share issued under the plan will be "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time.

        If approved, the Company will apply to the NYSE AMEX ("AMEX") to approve for listing the additional Common Shares issuable under the Amended and Restated RRSP Plan. Summarized below are the key terms of the Amended and Restated RRSP Plan, the full text of which will be available at the Meeting and can be obtained upon request to the Corporate Secretary of the Company. Except where noted below, the Amended and Restated RRSP Plan will have the same terms and conditions as the existing RRSP Plan.

        The Amended and Restated RRSP Plan will be administered by the Governance, Compensation and Nominating Committee of the Board.

Eligible Participants

        All directors, officers or employees of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act) who participate in the Group RRSP Plan are entitled to participate in the Amended and Restated RRSP Plan. Common Shares may only be issued under the Amended and Restated RRSP Plan to an eligible person if, and for so long as, such eligible person is a member of the Group RRSP Plan.

Financial Assistance by the Company

        No financial assistance is provided by the Company to facilitate participation in the Amended and Restated RRSP Plan.

Number of Securities Available for Issuance

        A maximum of 2 million Common Shares are currently reserved and set aside for issue under the existing RRSP Plan, whereas the maximum number of Common Shares at any time which may be reserved and set aside for issue under the Amended and Restated RRSP Plan and all other securities-based compensation plans of the Company in force at such time shall not exceed 10% of the issued and outstanding Common Shares at such time provided that:

  (a)
  the number of Common Shares (i) issued to insiders (as such term is defined in the in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" as defined therein) of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Amended and Restated RRSP Plan, or when combined with all of the Company's other security-based compensation plans, shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively;

  (b)
  no Common Shares shall be issued to any eligible person at any time under the Amended and Restated RRSP Plan if the total number of Common Shares issuable to such eligible person under the Amended and Restated RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under any other securities-based compensation plans of the Company, at such time would exceed 5% of the Company's total issued and outstanding Common Shares at such time; and

  (c)
  the total number of Common Shares issued (i) under the Amended and Restated RRSP Plan, and (ii) issuable under awards made under any other securities-based compensation arrangement of the Company, within any one year period may not exceed 5% of the Company's total issued and outstanding Common Shares.

        The aggregate number of Common Shares that may be issued under the Amended and Restated RRSP Plan to an eligible person during any calendar year, based on the aggregate purchase price of such Common Shares at their respective issuance dates, shall not exceed the maximum annual contribution to be made by the Corporation to such eligible person's RRSP pursuant to the group RRSP plan sponsored by the Company.

Method of Determining Purchase Price for Securities

        Under the current RRSP Plan, the market price per Common Share issued thereunder is based on the simple average of the high and low trading prices of such Common Shares on the TSX during the five trading days immediately preceding the issue date. Such pricing may result in a price per Common Share that is lower or higher than the "market price" within the meaning of the TSX Company Manual.

        Under the Amended and Restated RRSP Plan, the price per Common Share issued will be "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time. The TSX Company Manual currently defines "market price" to mean the volume weighted average trading price on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the relevant date. As such, the price per Common Share that may be issued under the Amended and Restated RRSP Plan would never be lower than the "market price".

Procedure for Amending Plan

        The Board may from time to time amend, suspend or terminate the Amended and Restated RRSP Plan. Any amendment will, if required, be subject to the prior approval of, or acceptance by, the TSX (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada or the United States on which such Common Shares are listed and posted for trading) and any other applicable regulatory authority.

        Without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Amended and Restated RRSP Plan without obtaining the approval of shareholders to:

  (a)
  amend the eligibility for, and limitations or conditions imposed upon, participation in the Amended and Restated RRSP Plan;

  (b)
  add or amend any terms relating to the provision of financial assistance to eligible persons;

  (c)
  make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange;

  (d)
  correct or rectify any ambiguity, defective provision, error or omission in the Amended and Restated RRSP Plan; or

  (e)
  amend any terms relating to the administration of the Amended and Restated RRSP Plan, including the terms of any administrative guidelines or other rules related to the Amended and Restated RRSP Plan.

        Notwithstanding the foregoing, none of the following amendments may be made by the Board without obtaining the approval of shareholders:

  (a)
  any increase in the number of shares reserved for issuance or issuable under the Amended and Restated RRSP Plan;

  (b)
  amendments to eligible persons that may permit the introduction or reintroduction of such individuals on a discretionary basis;

  (c)
  any increase in the limits to insider (as such term is defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" as defined therein) participation under the Amended and Restated RRSP Plan; and

  (d)
  any change in the amendment provisions of the Amended and Restated RRSP Plan.

        The Board approved the Amended and Restated RRSP Plan on April 16, 2010 and recommends that shareholders vote FOR the approval of this resolution (the full text of which resolution is set out in Schedule B). Unless otherwise indicated, the persons designated in the accompanying form of proxy intend to vote FOR the approval of the resolution. The Amended and Restated RRSP Plan, to be effective, must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

6. Approval of Amended and Restated Stock Option Plan

        The Company has a stock option plan (the "Stock Option Plan") to attract, retain and motivate key service providers to the Company and its subsidiaries, including directors, officers and employees, and to advance the interests of the Company by providing such persons with the opportunity, through stock options, to acquire an increased proprietary interest in the Company. A maximum of 5,700,000 options may be granted under the Stock Option Plan. Since the adoption of the Stock Option Plan in 1995, options have been exercised to acquire 1,810,810 Common Shares. As at the Record Date, options to acquire 2,363,000 Common Shares are outstanding, leaving a balance of 1,526,190 options available for further option grants. For a description of the Stock Option Plan, see the section titled "Equity Compensation Plan — Stock Option Plan".

        The Company proposes to amend the Stock Option Plan (as amended, the "Amended and Restated Stock Option Plan") to:

  •
  convert it from a plan with a fixed maximum number of Common Shares issuable thereunder to a plan with a rolling maximum number of Common Shares issuable thereunder equal to 10% of the issued and outstanding Common Shares of the Company from time to time, provided that the maximum number of Common Shares at anytime which may be reserved for issuance under the Amended and Restated Stock Option Plan and all other securities-based compensation plans of the Company in force at such time shall not exceed 10% of the issued and outstanding Common Shares at such time;

  •
  add a provision providing that the total number of Common Shares issuable under (i) options granted under the plan, and (ii) awards made under any other securities-based compensation arrangement of the Company within any one year period may not exceed 5% of the Company's total issued and outstanding Common Shares; and

  •
  provide that the exercise price of each option granted under the plan will be the "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time.

        If approved, the Company will apply to AMEX to approve for listing the additional shares issuable under the Amended and Restated Stock Option Plan. Summarized below are the key terms of the Amended and Restated Stock Option Plan, the full text of which will be available at the Meeting and can be obtained upon request to the Corporate Secretary of the Company. Except where noted below, the Amended and Restated Stock Option Plan will have the same terms and conditions as the existing Stock Option Plan.

        The Amended and Restated Stock Option Plan will be administered by the Governance, Compensation and Nominating Committee of the Board.

Eligible Participants

        All directors, officers, employees or insiders (as such term is defined in the Securities Act (Ontario)) of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act), or any other person or company engaged to provide ongoing management or consulting services for the Company, or a corporation controlled by an eligible person under the Amended and Restated Stock Option Plan, are eligible to be granted stock options under the Amended and Restated Stock Option Plan.

Financial Assistance by the Company

        The Company does not provide financial assistance to eligible persons to facilitate the purchase of Common Shares under the Amended and Restated Stock Option Plan.

Number of Securities Available for Issuance

        A maximum of 5,700,000 options may be granted under the current Stock Option Plan, whereas the maximum number of Common Shares at any time which may be reserved and set aside for issue under the Amended and Restated Stock Option Plan and all other securities-based compensation plans of the Company in force at such time shall not exceed 10% of the issued and outstanding Common Shares at such time provided that:

  (a)
  the number of Common Shares (i) issued to insiders (as such term is defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" as defined therein) of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Amended and Restated Stock Option Plan, or when combined with all of the Company's other security-based compensation plans, shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively;

  (b)
  no options shall be granted to any optionee at any time if the total number of Common Shares issuable to such optionee under the Amended and Restated Stock Option Plan, together with any Common Shares reserved for issuance to such optionee under any other securities-based compensation plans of the Company, would exceed 5% of the Company's total issued and outstanding Common Shares at such time; and

  (c)
  the total number of Common Shares issuable under (i) options granted under the Amended and Restated Stock Option Plan, and (ii) awards made under any other securities-based compensation arrangement of the Company within any one year period may not exceed 5% of the Company's total issued and outstanding Common Shares.

Method of Determining Purchase Price for Securities

        Under the current Stock Option Plan, the exercise price per Common Share of each option granted under the Stock Option Plan is based on the closing sale price of such Common Shares on the TSX on the trading day immediately preceding the date of grant or, in the event that such Common Shares did not trade on such trading day, the price shall be the average of the bid and ask prices in respect of such Common Shares on the close of trading on such trading day. In the event that the Common Shares are not listed or traded on any stock exchange, the exercise price shall be the fair market value as determined by the Governance, Compensation and Nominating Committee. Such pricing may result in an exercise price that is lower or higher than the "market price" within the meaning of the TSX Company Manual.

        Under the Amended and Restated Stock Option Plan, the exercise price of each option granted under the Amended and Restated Stock Option Plan will be the "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time. The TSX Company Manual currently defines "market price" to mean the volume weighted average trading price on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the relevant date. As such, the exercise price of options issued under the Amended and Restated Stock Option Plan would never be lower than the "market price" within the meaning of the TSX Company Manual.

Term of Stock Options

        The term of options granted under the Amended and Restated Stock Option Plan may not exceed ten years from the date of grant. If no determination is made by the Governance, Compensation and Nominating Committee, the term of the options is three years.

Vesting of Stock Options

        If no determination is made by the Governance, Compensation and Nominating Committee regarding vesting, options shall vest over three years and an optionee may exercise up to one-third of the options during each 12 month period following the date of grant of the options.

Exercise of Stock Options

        The exercise price of any option shall in no circumstances be lower than the market price (within the meaning of Amended and Restated Stock Option Plan) of the Common Shares on the date of grant of the option. Options may be exercised from time to time by delivery to the Company at its principal office or at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Common Shares with respect to which the options are being exercised and accompanied by payment in full of the option price of the Common Shares being purchased. Certificates for such Common Shares shall be issued and delivered to the optionee within a reasonable time following the receipt of such notice and payment, provided that delivery of the Common Shares is subject to the satisfaction of all applicable tax obligations, including obligations to make withholdings or deductions in respect of the benefits arising under the Amended and Restated Stock Option Plan. The Company shall have the power and right to require the optionee to remit to the Company, an amount sufficient to satisfy any applicable tax or withholding obligations required by law.

Termination of Entitlement

        Subject to any express resolution of the Governance, Compensation and Nominating Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an eligible person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Governance, Compensation and Nominating Committee, expire (i) if the optionee is an employee dismissed without cause, 30 days after notice of dismissal, and (ii) if the optionee is a director, 30 days after the date the optionee ceases to be a director.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an eligible person by reason of retirement at normal retirement age (including early retirement in accordance with the Company's then current plans, policies or practices) or as a result of its permanent disability, the Committee, at its discretion, may allow the optionee to exercise its options to the extent that it would have been entitled at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms attached to the options and the Amended and Restated Stock Option Plan, exercise the options to the extent that the optionee was entitled to do so at the date of death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

Assignability

        Options are personal to the optionee and may not be assigned to anyone other than a corporation controlled by the optionee, the shares of which are and will continue to be, owned by the optionee and/or the spouse, children and/or grandchildren of the optionee.

Procedure for Amending Plan

        The Board may from time to time amend, suspend or terminate the Amended and Restated Stock Option Plan, or the terms of any previously granted options, provided that no such amendment to the terms of any previously granted options may, except as expressly provided in the Amended and Restated Stock Option Plan, or with the written consent of the optionee, adversely alter or impair the terms or conditions of such options previously granted to such optionee. Any amendment will, if required, be subject to the prior approval of, or acceptance by, the TSX (or, if such Common Shares are not then listed and posted for traded on the TSX, on such stock exchange in Canada or the United States on which such Common Shares are listed and posted for trading) and any other applicable regulatory authority.

        Without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Amended and Restated Stock Option Plan or any previously granted options without obtaining the approval of shareholders to:

  (a)
  amend the eligibility for, and limitations or conditions imposed upon, participation in the Amended and Restated Stock Option Plan;

  (b)
  amend any terms relating to the granting or exercise of options, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry or assignment or adjustment of options;

  (c)
  permit the granting of deferred or restricted shares under the Amended and Restated Stock Option Plan;

  (d)
  add or amend any terms relating to the provision of financial assistance to optionees or resulting in eligible persons receiving securities of the Company while no cash consideration is received by the Company, including pursuant to a cashless exercise feature;

  (e)
  make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange;

  (f)
  correct or rectify any ambiguity, defective provision, error or omission in the Amended and Restated Stock Option Plan or in any option; or

  (g)
  amend any terms relating to the administration of the Amended and Restated Stock Option Plan, including the terms of any administrative guidelines or other rules related to the Amended and Restated Stock Option Plan.

        Notwithstanding the foregoing, none of the following amendments may be made by the Board without obtaining the approval of shareholders:

  (a)
  any increase in the number of shares reserved for issuance or issuable under the Amended and Restated Stock Option Plan;

  (b)
  any reduction in the exercise price of previously granted options;

  (c)
  any cancellation and reissue of previously granted options;

  (d)
  any amendment that extends the term of an option beyond the original expiry thereof which benefits an insider (as such term is defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" as defined therein);

  (e)
  amendments to eligible persons that may permit the introduction or reintroduction of such individuals on a discretionary basis;

  (f)
  any amendment which would permit any option under the Amended and Restated Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

  (g)
  any increase in the limits to insider participation under the Amended and Restated Stock Option Plan;

  (h)
  the addition of a cashless exercise feature; and

  (i)
  any change in the amendment provisions of the Amended and Restated Stock Option Plan.

        The Board approved the Amended and Restated Stock Option Plan on April 16, 2010 and recommends that shareholders vote FOR the approval of this resolution. Unless otherwise indicated, the persons designated in the accompanying form of proxy intend to vote FOR the approval of the resolution (the full text of which resolution is set out in Schedule C). The Amended and Restated Stock Option Plan, to be effective, must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

7. Other Matters

        Management is not aware of any other matters to come before the Meeting other than those set out in the attached Notice. If other matters come before the Meeting, it is the intention of the individuals named in the form of proxy to vote in accordance with their best judgment in such matters.

 BOARD OF DIRECTORS COMPENSATION

Compensation Advice

        The Governance, Compensation and Nominating Committee reviews NAP's director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and aligned with the interests of shareholders. The Committee establishes director compensation based on the advice of independent consultants, with a view to establishing compensation at the median of the applicable comparator group (see "Compensation Benchmarking Study" in this Circular). In 2009, Mercer (Canada) Limited ("Mercer") was retained as an advisor to the Committee to complete a market review of the Company's current director compensation levels relative to its comparator group of Canadian mining companies. Although Mercer provides advice to the Committee, the decisions reached by the Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

Remuneration

        Directors who are not officers or employees of NAP or any of its subsidiaries are compensated for their services as directors through a combination of retainers. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of NAP. As an executive officer of the Company, Mr. Biggar is not compensated for his services as a director.

        In 2009, non-executive directors received the following retainer fees for their services:

Director retainer	$85,000 per year
Chairman retainer	$90,000 per year
Audit Committee chair retainer	$15,000 per year
Other Committee chair retainer	$7,500 per year
Audit Committee member retainer	$4,000 per year

        All retainers are paid pro rata on a quarterly basis. The Chairman retainer is in addition to the retainer received for serving as a director. The chairman of the Audit Committee does not receive the Audit Committee member retainer.

        Non-executive directors receive $1,000 remuneration for attendance at Board meetings and Committee meetings. Members of the Audit Committee, excluding the Audit Committee chairman, receive an additional $1,000 attendance fee for one meeting per quarter convened to approve financial statements, in recognition of the time required to prepare for such meetings.

        Any director who is required to travel a total of more than four hours per round trip in order to attend a meeting or series of meetings is entitled to a travel fee of $1,000 as compensation for the travel time. If a director is called upon to dedicate a significant amount of time in the performance of duties above and beyond those described in the Board and Committee mandates, the Board may approve additional compensation for the director provided that: (i) the compensation amount is approved in advance of the work being completed; and (ii) such compensation does not impair the director's independence, as the term is defined in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") and under the rules of Amex.

        For the year ended December 31, 2009, the directors of the Company earned an aggregate of $757,000 for annual retainers and attendance at Board and Committees meetings.

        In 2009, each director made an election to receive 25-50% of his annual base retainer fee in restricted share units ("RSUs"), which vested immediately. As a result of this election, directors received $552,000 of the $757,000 annual retainer and attendance amount in cash and $205,000 in RSUs. Directors also received $14,207 in 2009 on account of payments under previously granted RSUs.

Stock-based Compensation

        From time to time, the Board may grant stock options and RSUs to the non-executive directors or to newly appointed directors. A RSU represents only the potential right to receive the market value of a Common Share of the Company in cash on the applicable vesting date, and does not entitle the holder of the RSU to any rights as a shareholder, including payment of normal cash dividends. See also "Equity Compensation Plans — Stock Option Plan" and "Equity Compensation Plans — Restricted Share Unit Plan" in this Circular. In 2009, each non-executive director received 75,000 options on the recommendation of the Governance, Compensation and Nominating Committee based on Mercer's findings in its director compensation review.

Stock Ownership Guidelines

        The Board believes that the economic interests of directors should be aligned with those of shareholders. To achieve this, the Company's director compensation policy provides that directors are expected to invest at least $75,000 on purchases of Common Shares by the later of August 2010 and three years from the date they joined the Board. As of the Record Date, all of the directors other than Mr. Quinn have satisfied the ownership guideline and Mr. Quinn has informed the Company that he intends to do so by August 2010.

Director Compensation Table

        The following table sets forth all compensation provided to the Company's directors for the year ended December 31, 2009:

Name(1)	Fees earned ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	All other compensation(4)(9) ($)	Total ($)
André J. Douchane(5)(6)(8)	$147,250	$43,751	$155,310	Nil	$346,311
Steven R. Berlin(6)(7)(8)	$71,388	$42,501	$155,310	$4,000	$273,199
C. David A. Comba(6)(7)(8)	$67,250	$46,251	$155,310	Nil	$264,310
Robert J. Quinn(6)(7)	$84,750	$21,250	$155,310	$3,000	$272,865
Greg J. Van Staveren(7)(9)	$87,556	$29,999	$155,310	Nil	$272,865
William J. Weymark(6)(8)	$82,806	$21,249	$155,310	$4,000	$263,365

(1)
Compensation for Mr. Biggar is disclosed under "Report on Executive Compensation" in this Circular.

(2)
The Share-based awards figures reflect the grant date fair value of RSUs granted to directors during the year ended December 31, 2009. Share units in the form of RSUs are granted periodically under the Company's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of the weighted average trading price per common share of the Company on the TSX for the five trading days immediately preceding the date of the grant, and adjusted to reflect changes in market value until the date of redemption. In 2009, each director made an election to receive 25-50% of his annual base retainer fee in immediately vesting RSUs, as a means of conserving capital while NAP's flagship mine was in care and maintenance.

(3)
The Option-based awards figures reflect the grant date fair value of options granted to directors during the year ended December 31, 2009 in accordance with the Company's Stock Option Plan. The grant date fair value and accounting fair value are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The Company assigns an exercise price equivalent to the value of one unit of the Company's Common Shares on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an expected life of four years, which is half the sum of the actual term of eight years and a vesting period of three years. The grant date fair value of stock option awards differs from the accounting fair value recognized in the Company's financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Company's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense. The accounting fair value for awards granted on December 7, 2009 was 64% of the option exercise price. At December 31, 2009, the Company has recognized 2% of the fair value of the options through compensation expense.

(4)
Reflects compensation for travel time in excess of four hours to attend Board and Committee meetings.

(5)
As Chairman of the Board, Mr. Douchane received an additional annual fee of $90,000 for the year ended December 31, 2009.

(6)
Members of the Governance, Nominating and Compensation Committee. As Chairman of the Committee, Mr. Van Staveren received an additional annual fee of $7,500 for the year ended December 31, 2009. Committee members received an additional $1,000 for each meeting attended.

(7)
Members of the Audit Committee. As Chairman of the Committee, Mr. Berlin received an additional annual fee of $15,000 for the year ended December 31, 2009. Committee members received an additional $1,000 for each meeting attended and committee members other than the Chairman of the Audit Committee received an additional $1,000 attendance fee one meeting per quarter convened to approve financial statements, in recognition of the time required to prepare for such meetings.

(8)
Members of the Technical, Environment, Health and Safety Committee. As Chairman of the Committee, Mr. Comba received an additional annual fee of $7,500 for the year ended December 31, 2009. Committee members received an additional $1,000 for each meeting attended.

(9)
The Company does not have any pension plans and there was no non-equity incentive plan compensation paid to directors in 2009.

Outstanding Share-based Awards and Option-based Awards

        The following table provides information for all stock options and share-based awards granted to directors outstanding as at December 31, 2009(1):

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(3) ($)
André J. Douchane	75,000 20,000 5,000 5,000 86,000	$ $ $ $ $	3.22 6.47 8.40 8.84 11.90	December 7, 2017 May 21, 2016 June 20, 2014 December 14, 2013 June 23, 2012	33,750 — — — —	Nil	Nil
Steven R. Berlin	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.84 11.90	December 7, 2017 May 21, 2016 December 14, 2013 June 23, 2012	33,750 — — —	Nil	Nil
C. David A. Comba	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.40 8.40	December 7, 2017 May 21, 2016 June 20, 2014 June 20, 2014	33,750 — — —	Nil	Nil
Robert J. Quinn	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.40 8.40	December 7, 2017 May 21, 2016 June 20, 2014 June 20, 2014	33,750 — — —	Nil	Nil
Greg J. Van Staveren	75,000 20,000 5,000 7,500 7,500	$ $ $ $ $	3.22 6.47 8.40 11.90 4.75	December 7, 2017 May 21, 2016 June 20, 2014 June 23, 2012 February 27, 2011	33,750 — — — —	Nil	Nil
William J. Weymark	75,000 20,000 7,500	$ $ $	3.22 6.47 8.87	December 7, 2017 May 21, 2016 January 14, 2015	33,750 — —	Nil	Nil

(1)
Excludes Mr. Biggar whose compensation and awards are disclosed in the "Summary Compensation Table" for Named Executive Officers in this Circular.

(2)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of (vested and unvested) in-the-money unexercised options that are held at the end of the year. The price per Common Share at the close of business on the TSX on December 31, 2009 was $3.67.

(3)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2009.

Incentive Plan Awards — Value Vested or Earned During 2009

        The following table sets forth for each director (other than Mr. Biggar) the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date and the value realized upon vesting of RSUs during the year ended December 31, 2009.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
André J. Douchane	Nil	46,119	Nil
Steven R. Berlin	Nil	47,232	Nil
C. David A. Comba	Nil	45,619	Nil
Robert J. Quinn	Nil	23,618	Nil
Greg J. Van Staveren	Nil	32,368	Nil
William J. Weymark	Nil	21,249	Nil

(1)
Figures represent the value that would have been realized from all options vested during 2009, calculated based on the difference between the closing price of Common Shares on the TSX on the date of vesting and the exercise price of the option.

(2)
Figures represent the value realized for RSUs that have vested during the year ended December 31, 2009, calculated based on the closing price of Common Shares on the TSX on the date of vesting. In 2009, each director made an election to receive 25-50% of his annual base retainer fee in immediately vesting RSUs, as a means of conserving capital while NAP's flagship mine was in care and maintenance. Grant date fair value for each RSU is equivalent in value to the fair market value of the weighted average trading price per Common Share of the Company on the TSX for the five trading days immediately preceding the date of the grant, and adjusted to reflect changes in market value until the date of redemption. All RSUs are settled in cash.

REPORT ON EXECUTIVE COMPENSATION

Role of the Governance, Nominating and Compensation Committee

        Messrs. Van Staveren (Chairman), Berlin, Douchane and Weymark comprise the Governance, Nominating and Compensation Committee. The role of the Committee is to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Company are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive executive compensation packages available to executive officers are sufficient without being overly so, to retain the existing compliment of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Company's strategic objectives and its ongoing operations. Similarly, the Committee reviews and ensures that the directors compensation packages are competitive relative to other comparable participants in the industry. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation.

        In 2009, the Governance, Nominating and Compensation Committee considered, among other things, the $32 million all-share acquisition of Cadiscor, completion of a $73 million financing, the restart of the Sleeping Giant gold mine on time and on budget, discovery of new mineralized areas, including the "Cowboy Zone" near the Lac des Iles mine, implementation of a restart plan for the Lac des Iles mine in December 2009, entering into of a joint venture with Midland Exploration for the Laflamme Gold Property, acquisition of the Harricana North property from Diagnos Inc. and the increased capital markets profile of NAP (as evidenced in part by the substantial increase in analyst following). For more information regarding this Committee, see "Corporate Governance — Governance, Nominating and Compensation Committee" in this Circular.

Compensation Benchmarking Study

        In 2009, Mercer was retained as an advisor to the Committee to complete a market review of the current compensation levels of the individuals who served in the capacity of President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the other three most highly compensated executive officers of the Company who served in such capacities during the year ended December 31, 2009 and whose total salary and bonus, individually, exceeded $150,000 (collectively, the "Named Executive Officers" and each a

"Named Executive Officer"), and the Company's non-executive directors relative to its comparator group of Canadian mining companies. Although Mercer provides advice to the Committee, the decisions reached by the Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

        Given the Company's evolution into a multi-mine precious metals company focused on palladium and gold, the Governance, Nominating and Compensation Committee concluded that it was appropriate to identify a new peer group for 2009, as the 2008 peer group included a number of single-mine and base metal companies. In selecting the comparator group, the Committee sought to select a comparator group comprised primarily of companies with operating mines rather than those with exploration or development projects. However, it was recognized that NAP had a smaller market capitalization than many of these companies and the relative size was factored into the Committee's deliberations.

Review of Named Executive Officers Compensation

        Mercer compared the Company's compensation for its Named Executive Officers against compensation in 12 comparable companies based on such companies' similar industrial sector, performance and size. The peer companies chosen for comparison are all mining companies with market capitalization of under $1.5 billion including: Stillwater Mining Co., Alamos Gold Inc., Aurizon Mines Ltd., Dundee Precious Metals, Eastern Platinum Ltd., Gabriel Resources Ltd., Gammon Gold Inc., Golden Star Resources Ltd., High River Gold Mines Ltd., Jaguar Mining Inc., Northgate Minerals Corp. and Quadra Mining Ltd. Mercer provided its findings and recommendations in an executive compensation review dated December 14, 2009.

        Mercer's report found that the annual base salaries of the Chief Executive Officer, Chief Financial Officer and Vice President, Exploration & Development were competitive at the median of the market (i.e. within 10%) based on functionally-matched positions of the Company's comparator group. The annual base salary of the Vice President, Operations was well below the market median. Mercer could not identify functionally matched positions for the base salary of the Vice President, Corporate Development, General Counsel & Corporate Secretary but found it to be competitive relative to the fifth highest total cash ranked Named Executive Officers of the Company's comparator group. In recommending salary adjustments for Named Executive Officers for 2010, the Committee favored a measure of internal equity over a tiered approach to the manner in which Vice Presidents were compensated. In particular, Mr. Mell's responsibilities were viewed as being larger in scope than those of a general counsel or a corporate development vice president in the comparator group.

        The total cash compensation of four of the Named Executive Officers was found to be at the median of the Company's comparator group. The exception was for the Vice President, Operations whose total cash compensation (i.e. annual base salary plus annual incentives) was in the bottom 25% of his respective peer group. Mercer also found in its review that the Company's long-term incentives granted to the Named Executive Officers is positioned below the median of the Company's comparator group. As a result, Mercer's report found that the Company's total direct compensation (i.e. total cash plus estimated value of long-term incentives was below the median position for the comparator group). The Committee made conscious efforts to bridge this competitive gap in awarding long-term incentives to the Named Executive Officers, particularly in the case of Messrs. Passfield and Mell, each of whom had been with the Company for several years.

Review of Directors Compensation

        Mercer compared the Company's compensation for its directors against compensation in the same comparator group as for the executive compensation review, and provided its findings and recommendations in a director compensation review report dated December 14, 2009.

        Based on Mercer's findings, the total annual compensation (i.e. total cash and equity compensation) paid by the Company to non-executive directors was found to be competitive (i.e. at between 50% to 75%) with the total annual compensation paid to directors of the Company's comparator group. However, the annual cash retainers of the Company's directors was found to be at the top 25% of the comparator group, while the equity compensation of the Company's directors was found to be in the bottom 25% of the comparator group.

        Based on Mercer's findings, the Governance, Nominating and Compensation Committee recommended to the Board that cash compensation paid to non-executive directors remain unchanged for 2010 and the equity compensation for directors be increased so as to be competitive at the median of the Company's comparator group. As a result, each non-executive director received 75,000 options for 2009.

Compensation Discussion and Analysis

Objectives of Compensation Strategy

        The primary focus of the Company's compensation strategy is to provide a comprehensive executive compensation package designed to attract and retain executive officers while taking into consideration the overall strategies and objectives of the Company. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of executive officers and other members of senior management with the financial interests and objectives of shareholders.

        The Governance, Nominating and Compensation Committee's compensation policy in respect of executive compensation emphasizes incentive compensation linked to business success and features three major measurement indicia: (1) the performance of the Company, (2) the performance of the employee, and (3) the compensation paid to employees with similar responsibilities and experience in comparable companies. The performance of the Company is evaluated by comparing its performance against its targeted performance for a given period and by ascertaining whether the Company met its objectives in respect of its business strategy. The performance of the employee is measured by evaluating his contribution to the performance of the Company in respect of corporate objectives as well as role specific objectives and leadership factors. The amount of bonuses paid to the Named Executive Officers for 2009 was based on each Named Executive Officer's performance against his STIP objectives. See "— Short Term (Annual Performance) Incentives" below. With respect to executive compensation, significant emphasis is placed on awarding a proper compensation mix, including cash remuneration in the form of competitive base salaries and annual bonuses and long-term incentives in the form of stock options and RSUs.

Structure of Compensation Strategy

        The basic elements of the compensation strategy for Named Executive Officers are: base salary, short-term incentives and long-term incentives.

1.    Base Salary.    On an individual basis, annual base salaries are reviewed for each Named Executive Officer and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to other similar positions within the mining industry in Canada, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the Named Executive Officer can make to the success of the Company, the level of responsibility and authority inherent in the Named Executive Officer's job and the importance of maintaining internal equity within the Company.

2.    Short Term (Annual Performance) Incentives.    The Company has a short term incentive plan ("STIP") developed by the Governance, Nominating and Compensation Committee and approved by the Board, pursuant to which the Named Executive Officers are eligible for an annual bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP are satisfied. See "Summary Compensation Table" in this Circular for actual bonus amounts paid to Named Executive Officers for 2009, as set out under the "Non-equity incentive plan compensation — Annual incentive plans" column of the table.

        The 2009 STIP had two components and the relative weighting of each objective within these components varied for each Named Executive Officer. The two components of the 2009 STIP were: (i) corporate results (i.e. completion of acquisitions and joint ventures, development and implementation of mine restart plans), which made up 70% of the weighting to determine the annual incentive plans portion of the Named Executive Officer's compensation; and (ii) role specific and leadership factors (i.e. contribution to NAP market awareness, corporate development, promoting a safe work culture, development of common corporate culture and practices), which made up the remaining 30% of the weighting.

        The corporate results component of the 2009 STIP was determined based on four objectives as follows (i) completion of a significant and accretive acquisition or joint venture; (ii) implementation of a cost containment and cash preservation culture with a targeted working capital balance by year-end; (iii) development of a mine restart plan and completion of a technical report on the Offset Zone; and (iv) maintaining a zero "lost-time" accident rate.

        All but one of the corporate results were found to have been achieved in 2009: year-end working capital target (adjusted for the Cadiscor acquisition) was met; a detailed mine restart plan for the Lac des Iles mine was prepared and implemented; the Company completed the acquisition of Cadiscor and the Harricana North property, as well as entered into a joint venture agreement with Midland Exploration; and a zero lost-time accident rate was achieved at the Lac des Iles mine. Due to the discovery of new mineralized zones at the Lac des Iles mine, it was not possible to develop a mine plan for the "Offset Zone" in support of an economic analysis. However, the Board acknowledged that these new discoveries were significant for NAP and that management could not reasonably have prepared an economic analysis absent further exploration work.

        The role specific and leadership factors component of the 2009 STIP was determined based on objectives and relative weightings set by the Governance, Nominating and Compensation Committee for each of the Named Executive Officers. All of the role specific and leadership factors were generally achieved in 2009 (i.e. between 80% to 100% of target on an individual basis). Summarized below are highlights of the individual performance of the Named Executive Officers:

        Mr. Biggar, President and Chief Executive Officer, established a strategic vision to build a diversified precious metals business including diversification into the gold market, reorganized the organizational structure of the Company after completion of the Cadiscor acquisition and recruited key personnel (including a new Chief Financial Officer), raised awareness of the Company and completed a $73 million financing.

        Other Named Executive Officers supported many of the strategic initiatives named above. In particular, Mr. Mell, Vice President, Corporate Development, General Counsel and Corporate Secretary played a leadership role in the Cadiscor acquisition, managed corporate risk and oversaw the integration of Cadiscor with NAP.

        Mr. Passfield, Vice President, Operations, played a key role in developing the Lac des Iles restart plan and integrated existing and new mine site personnel following the Cadiscor acquisition. Each of Mr. Swinoga, Vice President, Finance and Chief Financial Officer, and Mr. Bouchard, Vice President, Exploration and Development, joined the Company in 2009 and were recognized for their respective contributions throughout the balance of the year.

3.    Long Term Incentives.    Long-term incentives such as stock options and RSUs are means of aligning the compensation of executive officers with the performance of the Company and the interests of shareholders. In determining whether to grant stock options or RSUs to an executive officer and in determining the number of stock options or RSUs granted, factors taken into consideration include the relative position of the individual officer, the contribution made by that officer during the review period and the number of stock options or RSUs previously granted. Executive officers may also participate in the Company's RRSP Plan (defined below), under which the Company makes matching contributions on behalf of the employee in, at the Company's discretion, cash, Common Shares issued from treasury, or a combination thereof.

Performance Graph

        The following graph compares the total cumulative shareholder return for $100 invested in NAP shares on the TSX on January 1, 2005 with the cumulative total return of S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for $100 invested in NAP shares on the TSX was $37.37 compared to $127.03 for the S&P/TSX Composite Index.

        In late 2007, the Company completed a US$86 million equity offering. Although the resulting dilution placed downward pressure on the Company's stock price in 2007, management believes that it left the Company in a strong financial position to weather the global economic downturn that followed. During 2008, there was a significant decline in the price of palladium, which had a corresponding negative impact on the Company's share price. In 2009, the Company completed a $73 million financing.

        The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. As a result, the Company is of the view that no meaningful comparison can be drawn between the performance graph and the Company's compensation to executive officers over the past three years.

        Compensation levels for the Named Executive Officers cannot and should not be directly compared to year over year relative share price performance. Global commodity prices, particularly the prices of palladium and gold are the single most significant factor affecting the Company's share price and are beyond the control of the Company's management.

        Over the past three years, the entire senior management team at the Company has been replaced. In order to attract and retain a new and highly qualified management team, the Governance, Nominating and Compensation Committee increased the total compensation mix to be positioned at the median of the Company's peer group of companies (see "Report on Executive Compensation — Compensation Benchmarking Study"). The Company's executive compensation package is designed to attract and retain top quality managers for the longer term to manage and grow the business through both adverse and favourable economic cycles.

Compensation of Named Executive Officers

        The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for each of the past three fiscal years ended December 31 in respect of the Named Executive Officers.

Summary Compensation Table

						Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)		Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	All other compensation(4) ($)	Total compensation ($)
William J. Biggar President & Chief Executive Officer	2009 2008	500,000 125,000	(5)	Nil 50,000	103,500 1,012,500	475,000 Nil	Nil	15,562 2,679	1,094,062 1,190,179
Jeffrey A. Swinoga Vice President, Finance & Chief Financial Officer	2009	121,673	(5)	Nil	437,750	40,000	Nil	6,655	606,078
Trent C. A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary	2009 2008 2007	220,000 210,833 116,875	(5)	Nil 120,000 Nil	310,500 Nil 271,000	90,000 30,000 87,500	Nil	9,337 7,110 1,569	629,837 367,943 476,944
David J. Passfield Vice President, Operations	2009 2008 2007	230,000 225,000 200,000		Nil 150,000 Nil	310,500 Nil 135,100	90,000 30,000 65,500	Nil	8,086 7,735 4,497	638,586 412,735 405,097
Michel F. Bouchard Vice President, Exploration & Development	2009	141,541	(5)	Nil	51,750	45,000	Nil	9,328	247,619

(1)
The "Share-based awards" figures reflect the grant date fair value of RSUs granted. Share units in the form of RSUs are granted periodically under the Company's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of the weighted average trading price per Common Share of the Company on the TSX for the five trading days immediately preceding the date of the grant, and adjusted to reflect changes in market value until the date of redemption.

(2)
The "Option-based awards" figures reflect the grant date fair value of options granted for the year ended December 31, 2009 in accordance with the Company's Stock Option Plan. The grant date fair value and accounting fair value are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The Company assigns an exercise price equivalent to the value of one unit of the Company's Common Shares on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an expected life of four years, which is half the sum of the actual term of eight years and a vesting period of three years. The grant date fair value of stock option awards differs from the accounting fair value recognized in the Company's financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Company's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense. The accounting fair value for awards granted in 2009 was a weighted-average of 57% of the option exercise price. At December 31, 2009, the Company has recognized 5% of the fair value of the options through compensation expense.

(3)
The "Annual incentive plans" figures reflect the bonuses paid to each Named Executive Officer in January 2010 based on his performance against the 2009 STIP targets (see "Executive Compensation Discussion and Analysis — Structure of Compensation Strategy").

(4)
The "All other compensation" figures for 2009 reflect the (i) life insurance amounts granted to Messrs. Biggar ($2,672), Swinoga ($1,655), Passfield ($3,094), Mell ($3,403) and Bouchard ($4,327); and (ii) RRSP contributions granted to Messrs. Biggar ($5,000), Bouchard ($5,000) Passfield ($4,992), Mell ($5,000) and Swinoga ($5,000).

(5)
Salary information is not for a full year of service. Mr. Biggar joined the Company on October 1, 2008, Mr. Swinoga on July 20, 2009, Mr. Mell on April 16, 2007 and Mr. Bouchard on May 26, 2009.

Outstanding Share-based Awards and Option-based Awards

        The following table sets forth the options to purchase securities of the Company and RSUs of the Company granted to Named Executive Officers outstanding as at December 31, 2009.

	Option-based Awards(1)
						Share-based Awards(2)
	Number of securities underlying unexercised options (#)
Name			Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(4) ($)
William J. Biggar	50,000 750,000		3.22 2.20	Dec. 7, 2017 Sept. 30, 2016	22,500 1,102,500	Nil	Nil
Jeffrey A. Swinoga	25,000 200,000		3.22 2.85	Dec. 7, 2017 July 19, 2017	11,250 164,000	Nil	Nil
Trent C. A. Mell	150,000 10,000 30,000 30,000		3.22 5.22 6.47 10.18	Dec. 7, 2017 Jun. 9, 2016 May 21, 2016 Apr. 15, 2015	67,500 Nil Nil Nil	56,738	208,228
David J. Passfield	150,000 10,000 30,000 30,000		3.22 5.22 6.47 7.85	Dec. 7, 2017 Jun. 9, 2016 May 21, 2016 Aug. 26, 2014	67,500 Nil Nil Nil	70,922	260,284
Michel F. Bouchard	25,000 165,000 330,000	(5) (5)	3.22 1.32 3.03	Dec. 7, 2017 Jun. 17, 2013 Sept. 10, 2011	11,250 387,750 211,200	Nil	Nil

(1)
Includes all options awarded to Named Executive Officers under the Stock Option Plan outstanding as at December 31, 2009.

(2)
Includes all RSUs awarded to Named Executive Officers under the RSU Plan outstanding as at December 31, 2009.

(3)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of in-the-money unexercised options that are either vested or unvested held at the end of the year. The price per Common Share at the close of business on the TSX on December 31, 2009 was $3.67.

(4)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2009.

(5)
These options were granted to Mr. Bouchard while he was President and CEO of Cadiscor. Upon completion of the Cadiscor acquisition by NAP, Mr. Bouchard's options were converted into NAP options at the approved exchange rate.

Incentive Plan Awards — Value Vested or Earned During 2009

        The following table sets forth for each Named Executive Officer the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date, the value realized upon vesting of RSUs and the value earned under non-equity incentives (i.e. STIP), all during the year ended December 31, 2009.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
William J. Biggar	147,500	Nil	475,000
Jeffrey A. Swinoga	Nil	Nil	40,000
Trent C. A. Mell	Nil	Nil	90,000
David J. Passfield	Nil	Nil	90,000
Michel F. Bouchard	221,100	Nil	45,000

(1)
Figures represent the value that would have been realized from all options vested during 2009, calculated based on the difference between the closing price of Common Shares on the TSX on the date of vesting and the exercise price of the option.

(2)
Figures represent the value realized for RSUs that have vested, calculated based on the closing price of Common Shares on the TSX on the date of vesting.

(3)
Figures represent the bonuses paid to each Named Executive Officer in January, 2010 based on his performance against the 2009 STIP targets. See "Annual Incentive Plans" in Summary Compensation Table above.

Employment Contracts and Termination and Change of Control Entitlements

        The Company has entered into employment agreements with each of the Named Executive Officers. Generally, the employment agreements provide the position, term and duties of each Named Executive Officer. The employment agreements also provide that the Company shall pay each Named Executive Officer an annual base salary, the right to participate in all health, dental and other benefit plans of the Company, the right to participate in the Company's STIP and the right to receive stock options or RSUs upon approval from the Board. Pursuant to the STIP, the Named Executive Officers are eligible to receive a performance bonus in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee and are subject to approval by the Board. See "Executive Compensation and Analysis — Structure of the Compensation Strategy — Short Term (Annual Performance) Incentives" in this Circular.

        Pursuant to Mr. Biggar's employment agreement with the Company dated September 14, 2008 (effective October 1, 2008), in the event that the Company terminates Mr. Biggar's employment without cause or Mr. Biggar terminates his employment for "Good Reason" (as defined in his employment agreement), Mr. Biggar shall receive (i) an amount equal to his "Annual Compensation" (as defined in the employment agreement) for 18 months, (ii) an amount equal to the Company's cost for maintaining his benefits for 18 months, and (iii) his entitlements in accordance with the terms of his options. In the event that the Company terminates Mr. Biggar's employment following a change of control, the amount of "Annual Compensation" payable increases to 24 months. In the event of a change of control, all unvested options held by Mr. Biggar at such time shall immediately vest and become exercisable.

        The Governance, Nominating and Compensation Committee approved new employment contracts for the remaining Named Executive Officers effective January 1, 2010. Pursuant to these new employment agreements with the Company, in the event that their employment is terminated without cause, Messrs. Swinoga, Mell, Passfield and Bouchard shall receive (i) an amount equal to their "Annual Compensation" (as defined in the employment agreements) for 12 months, (ii) an amount equal to the Company's cost for maintaining benefits for 12 months, and (iii) entitlements in accordance with the terms of their options. In the event that the Company terminates their employment following a change of control, the amount of "Annual Compensation" payable increases to 18 months. In the event of a change of control, all unvested options held by these Named Executive Officers at such time shall immediately vest and become exercisable.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.     Board of Directors

Independence from Management and Significant Shareholder

        A majority of the directors of the Company (six of seven) are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") — Messrs. Berlin, Comba, Douchane, Quinn, Van Staveren and Weymark. Mr. Biggar is not considered independent as he is also the President and Chief Executive Officer of the Company.

        The role of the Chairman is to effectively manage and provide leadership to the Board. Mr. Douchane was appointed non-executive Chairman effective December 31, 2005. Mr. Douchane is independent in accordance with NI 58-101. The Board promotes the opportunity for leadership to be exercised by its independent directors through Committee chairman appointments and by providing directors with an opportunity to recommend agenda items for consideration at Board meetings.

        In 2009, the Board held 11 meetings of directors and the standing Committees held nine meetings throughout the year. Independent directors do not hold regularly scheduled meetings but the Board fosters independence from management of the Company by regularly excusing management from Board meetings to facilitate open and candid discussions. In addition, each of the Technical, Environment, Health and Safety Committee and the Board make an annual trip to the Lac des Iles mine to review the operations and meet directly with mine site personnel.

        Given the foregoing, the Board believes it is independent of management and its significant shareholder.

        The following describes the attendance records at Board and Committee meetings for each director in 2009.

Director	Board Meetings(1)	Committee Meetings(1)(2)
Steven Berlin	10 of 11	Audit Governance Technical	4 of 4 1 of 1 1 of 1
William Biggar	11 of 11	Not applicable
David Comba	11 of 11	Audit Technical	4 of 4 2 of 2
André Douchane	11 of 11	Governance Technical	3 of 3 2 of 2
Robert Quinn	10 of 11	Audit Governance Technical	4 of 4 2 of 2 1 of 1
Gregory Van Staveren	11 of 11	Audit Governance	4 of 4 3 of 3
William Weymark	11 of 11	Governance Technical	3 of 3 2 of 2

(1)
Attendance record is based on the number of meetings held while the director in question was a member of the Board or committee. Committee membership changes were made in May 2009.

(2)
"Audit" refers to the Audit Committee. "Technical" refers to the Technical, Environment, Health and Safety Committee. "Governance" refers to the Governance, Nominating and Compensation Committee.

Other Directorships

        Certain members of the Board are also directors of other public companies. Mr. Berlin is a director of Orchids Paper Products Company. Mr. Biggar is a director of Silver Bear Resources Inc. and Primaris Retail REIT. Mr. Comba is a director of First Nickel Inc., Cogitore Resources Inc., and Regent Pacific Group Ltd. Mr. Douchane is a director of Osisko Mining Corporation. Mr. Quinn is a director of Formation Metals Inc.,

Mercator Minerals Ltd. and Great Western Minerals Group Ltd. Mr. Van Staveren is a director of Royal Laser Corp. and Quadra Mining Ltd. Mr. Weymark is a director Tirex Resources Ltd.

2.     Mandate of the Board of Directors

        The Board's mandate is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board among other matters is responsible for: reviewing the Company's overall business strategy and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing officers and reviewing succession planning; developing a communication policy for the Company's Shareholders; and the integrity of internal control and management information systems. The Board has a written mandate, the full text of which is included in this Circular as Schedule D.

        Board meetings are held at least once per quarter, and at each meeting there is a review of the business of the Company. The frequency of meetings and the nature of the Board and Committee items considered varies depending on the activities and priorities of the Company. In 2009, the Board met 11 times.

3.     Interests of Directors in Competing Businesses

        From time to time, potential conflicts may arise to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law and the Company's Code of Conduct (defined below). As of the date hereof, the following directors of the Company hold positions with other companies that explore for or produce platinum group metals or have other business interests, which may potentially conflict with the interests of the Company:

  (a)
  In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel-copper-cobalt-palladium-platinum property located in Nunavut, Canada. Additionally, in September 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

  (b)
  Mr. Comba is a director of First Nickel Inc., a TSX listed company, which operates the Lockerby Mine in Sudbury, Ontario, a nickel, copper and cobalt producer with platinum group credits. The Lockerby Mine was placed on care and maintenance in October 2008 due to low nickel prices. First Nickel has also actively explored for nickel deposits in Sudbury and south-eastern Ontario.

4.     Position Descriptions

        The Board has written descriptions of the duties of each of the Chairman of the Board and the President and Chief Executive Officer as well as written charters for each standing Committee. The chairman of each Committee presides at all meetings of the committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board.

5.     Orientation and Continuing Education

        New members to the Board possess considerable knowledge of their duties and obligations as a director through their work experience and membership on boards of directors of other reporting issuers. The Governance, Nominating and Compensation Committee is responsible for ensuring that new members are provided with the necessary information about the Company, its business and the factors which affect its performance. This Committee reviews and monitors the orientation of new Board members.

        Continuing education includes receiving an update of the Company's operations and important activities at each regularly scheduled meeting of the Board. The Board also receives regular written reports from management of the Company. The directors are also informed of changes in applicable laws and rules of stock exchanges that are relevant to their roles as directors.

6.     Ethical Business Conduct

        On January 12, 2010, the Governance, Nominating and Compensation Committee of the Board adopted a revised code of conduct for its employees, officers and directors (the "Code of Conduct"), a copy of which is available on the Company's website at www.nap.com or SEDAR at www.sedar.com. Under the Code of Conduct and the Company's Whistleblower Policy, all employees, officers and directors are required to report complaints or concerns regarding accounting, internal controls and auditing matters, non-compliance with the Code of Conduct, and unethical or illegal behaviour.

        The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. The Code of Conduct sets out the guidelines and principles that govern the Company's business conduct, including the standards expected of individuals in protecting the Company's assets from improper use, safeguarding the Company's proprietary and confidential information, conducting business dealings in a manner that preserves the Company's integrity and reputation, and complying with all applicable laws.

        Specific management representatives have been designated for each office and site for handling communications regarding non-compliance with the Code of Conduct and unethical or illegal behaviour. If a management representative concludes that a complaint or concern might be covered by the Company's Whistleblower Policy, the complaint or concern must be reported to the Company's General Counsel. Reports may also be made directly to the Company's General Counsel by telephone, in writing, by email or by confidential fax.

        In the case of complaints or concerns regarding accounting, internal controls or auditing matters, an individual should communicate directly with the Company's General Counsel who will communicate the concern to the Company's Audit Committee. An individual may also report the complaint or concern directly to the Chairperson of the Company's Audit Committee by telephone, in writing or by email.

        The Code of Conduct strongly encourages all individuals to make full and timely disclosure of any actual or potential conflicts of interest to provide an opportunity to obtain advice and to resolve actual or potential conflicts of interests in a timely and effective matter. In the case of directors and officers, the Code of Conduct requires any potential conflicts of interest to be disclosed in writing to the Board.

7.     Board Committees

        The Board has three standing committees: the Audit Committee, the Governance, Nominating and Compensation Committee and the Technical, Environment, Health and Safety Committee. The duties and responsibilities of each of the Committees are described below.

        From time to time, ad hoc committees of the Board may be constituted to deal with special requirements of the Company.

  Audit Committee

        The Audit Committee meets with the Company's auditors before the submission of audited annual financial statements to the Board and at any other instance deemed necessary. The Committee is responsible for assessing the performance of the Company's auditors and for reviewing the Company's financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee. The Committee met four times during the fiscal year ended December 31, 2009. The full text of the Audit Committee's mandate can be found on page 78 of the Company's most recent Annual Information Form, available at www.sedar.com.

        The Committee is comprised of Messrs. Berlin (Chairman), Comba, Quinn and Van Staveren, all of whom are independent as such term is defined in MI 52-110 and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee. Mr. Berlin has extensive finance and accounting experience and Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG, and each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

        In 2009, the Audit Committee held four meetings.

Governance, Nominating and Compensation Committee

        The members of the Governance, Nominating and Compensation Committee are Messrs. Van Staveren (Chairman), Berlin, Douchane, Quinn and Weymark. The Committee is comprised of independent directors.

        One of the Committee's responsibilities is to oversee matters relating to corporate governance including: (i) formulating formal guidelines on corporate governance to provide appropriate guidance to the Board and the directors as to their duties; (ii) ensuring that such guidelines, once adopted by the Board, are implemented and that the directors and the Board as a whole comply with such guidelines; (iii) reviewing such guidelines annually and recommending changes when necessary or appropriate; and (iv) assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board.

        When a vacancy on the Board occurs or is anticipated, the Committee has been mandated to conduct an extensive search for candidates with suitable qualifications, skills and experience. Suitable candidates are contacted and, if interested, interviewed by the Committee and a recommendation is then made to the Board. The Board will then interview the candidate before making a decision to appoint a candidate or nominate him or her for election to the Board.

        The Committee also considers the adequacy and form of compensation of directors and makes recommendations to the Board. The Committee oversees periodic, independent reviews of director compensation of comparable companies and the responsibilities and risks involved in being an effective director, in assessing realistic compensation levels for the directors of the Company.

        In 2009, the Governance, Nominating and Compensation Committee held three meetings.

Technical, Environment, Health and Safety Committee

        The Technical, Environment, Health and Safety Committee has four members, Messrs. Comba (Chairman), Douchane, Quinn and Weymark. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety, and exploration, mining, metallurgy and other technical issues.

        In 2009, the Technical, Environment, Health and Safety Committee held two meetings.

8.     Assessments

        The Board as a whole is responsible for assessing its own performance. Each director is required to complete a written questionnaire to the Chairman of the Board who summarizes the responses and reports the results to the Board.

        The Governance, Nominating and Compensation Committee annually examines the size of the Board and the effectiveness and contribution of the individual directors. The effectiveness of each committee of the Board is also considered by the Committee during deliberations on recommendations for proposed committee nominations.

        The Committee believes that the size of the Board and the qualifications, skills and experience of the Board is appropriate to effectively carry out its duties and responsibilities.

OTHER INFORMATION

Equity Compensation Plans

        The Company has three equity compensation plans: (i) the RRSP Plan; (ii) the Stock Option Plan; and (iii) a restricted share unit plan ("RSU Plan").

        The purpose of these compensation plans is to attract, retain and motivate individuals with the requisite training, experience and leadership as key service providers to the Company and its subsidiaries and to advance the interests of the Company by providing such individuals with the opportunity to acquire an increased proprietary interest in the Company. Both the RRSP Plan and the Stock Option Plan have been approved by shareholders. The RSU Plan does not require shareholder approval as RSU exercises are cash-settled.

RRSP Plan

        All directors, officers or employees of the Company or any subsidiary who participates at any time or from time to time in the Group RRSP Plan are entitled to participate in the RRSP Plan. If an eligible person makes a contribution to the RRSP Plan, the Company makes a matching payment on behalf of such eligible person in cash, Common Shares issued from treasury, or a combination thereof. Eligible persons who have been employed for 6 to 18 months are matched on a one-for-one basis up to a maximum of $2,500 per year and eligible persons who have been employed for more than 18 months are matched on a two-for-one basis up to a maximum of $5,000 per year. No financial assistance is provided by the Company to facilitate participation in the RRSP Plan.

        No Common Shares shall be issued under the RRSP Plan to any eligible person if the total number of Common Shares issuable to such eligible person under the RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under the Stock Option Plan, options for services or any other security-based compensation plans of the Company, would exceed 5% of the issued and outstanding Common Shares of the Company.

        No Common Shares can be issued under the RRSP Plan to any eligible person if such issuance could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to options under the Stock Option Plan or other stock options granted to insiders (as such term is defined in the Securities Act (Ontario)) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. For the purposes of the RRSP Plan, the phrase "issued and outstanding Common Shares" excludes any Common Shares issued pursuant to the RRSP Plan or any other share compensation arrangements over a preceding one-year period and "associate" means any person associated with such insider.

        A maximum of 2,000,000 Common Shares are currently reserved for issue under the RRSP Plan (representing approximately 1.6% of the Common Shares currently issued and outstanding) of which, as of the date hereof, 1,889,278 Common Shares have been issued, leaving 110,722 Common Shares available for issuance under the RRSP Plan.

        The price per share for Common Shares issued under the RRSP Plan is based on the simple average of the high and low prices of the Common Shares on the TSX for the five trading days preceding the issue date. Such pricing may result in a price per share that is lower or higher than the "market price" within the meaning of the TSX Company Manual.

        The Board may amend or discontinue the RRSP Plan at any time. Any amendment will, if required, be subject to the prior approval of, or acceptance by, any relevant stock exchange or other regulatory authority.

        If approved at the Meeting and subject to the approval of the TSX, the Amended and Restated RRSP Plan will replace the existing RRSP Plan. See "Business of the Meeting — Approval of Amended and Restated RRSP Plan" in this Circular.

Stock Option Plan

        All directors, officers, employees or insiders (as such term is defined in the Securities Act (Ontario)) of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act), or any other person or company engaged to provide ongoing management or consulting services for the Company, or a corporation controlled by an eligible person under the Stock Option Plan, are eligible to participate in and be granted stock options under the Stock Option Plan. The Stock Option Plan is administered by the Governance, Nominating and Compensation Committee.

        Options may be granted in respect of authorized and unissued Common Shares provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Stock Option Plan shall not exceed 5,700,000 or such greater number of Common Shares as may be determined by the Board and approved by the shareholders of the Company and any relevant stock exchange or other regulatory authority.

        No options may be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares reserved for issuance to such optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Common Shares. No option shall be granted to any optionee if such grant could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to options or other entitlements under the Company's other security-based compensation plans or other stock options granted to insiders exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.

        The term of options granted under the Stock Option Plan may not exceed ten years from the date of grant. If no determination is made by the Governance, Compensation and Nominating Committee, the term of the options is three years. Options shall vest over three years and an optionee may exercise up to one-third of the options during each 12 month period following the date of grant of the options. Options may be exercised from time to time by delivery to the Company at its principal office or at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Common Shares with respect to which the options are being exercised and accompanied by payment in full of the option price of the Common Shares being purchased. Certificates for such Common Shares shall be issued and delivered to the optionee within a reasonable time following the receipt of such notice and payment.

        The exercise price of any option shall in no circumstances be lower than the market price (within the meaning of the Stock Option Plan) of the Common Shares on the date of grant of the option. The market price per Common Share issued pursuant to options granted under the Stock Option Plan is based on the closing sale price of such Common Shares on the TSX on the trading day immediately preceding the issue date or, in the event that such Common Shares did not trade on such trading day, the price shall be the average of the bid and ask prices in respect of such Common Shares on the close of trading on such trading day. In the event that the Common Shares are not listed or traded on any stock exchange, the price per Common Share shall be the fair market value as determined by the Governance, Compensation and Nominating Committee. Such pricing may result in a price per Common Share that is lower or higher than the "market price" within the meaning of the TSX Company Manual.

        Subject to any express resolution of the Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an eligible person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Committee, expire (i) if the optionee is an employee dismissed without cause, 30 days after notice of dismissal, and (ii) if the optionee is a director, 30 days after the date the optionee ceases to be a director.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an eligible person by reason of retirement at normal retirement age (including early retirement in accordance with the Company's then current plans, policies or practices) or as a result of its permanent disability, the Committee, at its discretion, may allow the optionee to exercise its options to the extent that it would have been entitled at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms attached to the options and the Stock Option Plan, exercise the options to the extent that the optionee was entitled to do so at the date of death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

        The Board may from time to time amend, suspend or terminate the Stock Option Plan, or the terms of any previously granted options, provided that no such amendment to the terms of any previously granted options may, except as expressly provided in the Stock Option Plan, or with the written consent of the optionee, adversely alter or impair the terms or conditions of such options previously granted to such optionee. Any such amendments would be subject to the approval of applicable governmental entity or stock exchange.

        A maximum of 5,700,000 Common Shares may currently be issued pursuant to options granted under the Stock Option Plan, representing approximately 4.5% of the number of Common Shares currently issued and outstanding. As at April 15, 2010, options have been exercised to acquire 1,810,810 Common Shares and options to acquire 2,363,000 Common Shares are outstanding, leaving a balance of 1,526,190 available for further option grants. Options which lapse or expire become available for the grant of new options under the Stock Option Plan.

        During the financial year ended December 31, 2009, new options were granted to acquire 1,180,000 Common Shares. Of these new grants, options to purchase 450,000 Common Shares were granted to the six independent directors and options to purchase an aggregate of 600,000 Common Shares were granted to the five officers of the Company, including 200,000 stock options that were granted to Mr. Swinoga when he joined the Company in July 2009 as Vice President, Finance and Chief Financial Officer.

        The following table sets forth certain information regarding options granted to directors, officers and employees that are outstanding as at December 31, 2009.

Position	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date
Directors	7,500 101,000 10,000 35,000 7,500 120,000 450,000	4.75 11.90 8.83 8.40 8.87 6.47 3.22	February 2011 June 2012 December 2013 June 2014 January 2015 May 2016 December 2017
Officers	165,000 330,000 30,000 30,000 60,000 20,000 750,000 200,000 400,000	1.32 3.03 7.85 10.18 6.47 5.22 2.20 2.85 3.22	June 2013 September 2011 August 2014 April 2015 May 2016 June 2016 September 2016 July 2017 December 2017
Employees	99,000 5,000 24,750 61,050 2,000 20,000 40,000 90,000	3.03 11.90 1.85 1.32 9.03 4.83 3.39 3.22	September 2011 June 2012 March 2013 June 2013 March 2015 July 2016 August 2017 December 2017

        If approved at the Meeting and subject to the approval of the TSX, the Amended and Restated Stock Option Plan will replace the existing Stock Option Plan. See "Business of the Meeting — Approval of Amended and Restated Stock Option Plan" in this Circular.

Restricted Share Unit Plan

        The purpose of the RSU Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership to the Company and its subsidiaries and to advance the interests of the Company by providing such individuals with appropriate compensation to strengthen the alignment of the RSU holders' interests with the interests of shareholders.

        Directors, officers and employees are eligible to participate in the RSU Plan. The RSU Plan is administered by the Board, which may determine from time to time, after considering recommendations of the Governance, Nominating and Compensation Committee, the number and timing of RSUs to be awarded and the applicable vesting criteria, provided that the vesting period does not exceed three years.

        The value of a RSU is based on the trading price of the Common Shares. A RSU represents only the right to receive the market value of a Common Share of the Company in cash on the applicable vesting date and does not entitle the holder of the RSU to any rights as a Shareholder, including the right to receive ordinary cash dividends. If the holder resigns or the holder's employment with the Company is terminated for any reason, the holder will forfeit any RSUs in the holder's account at that time which have not yet vested. If the holder (i) retires from employment with the Company; or (ii) is an employee of the Company and becomes eligible for long-term disability benefits under the terms of a long-term disability plan sponsored by the Company or is a non-executive director of the Company and suffers an injury, illness or disability the result of which is that the holder is unable to provide services to the Company for an aggregate of four months in any 12 month period, the holder will receive immediate payment in respect of the RSUs in the holder's account which have not yet vested. Outstanding RSUs are subject to normal anti-dilution events including stock dividends, and the subdivision, consolidation or reclassification of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

        The following table provides information on the Company's equity compensation plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	n/a	110,722
(b) Stock Option Plan	3,057,800	3.50	1,511,190
Equity compensation plans not approved by securityholders	n/a	n/a	n/a

Total	3,057,800	3.50	1,621,912

Aggregate Indebtedness

        During the past fiscal year, no director, officer, employee or former director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Directors' and Officers' Liability Insurance

        The Company maintains a conventional D&O and Side-A difference in condition liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the insurance period from November 1, 2009 to November 1, 2010 is $195,400. The policies provide coverage of up to $30 million per occurrence per policy period. There is no deductible for claims against directors and officers where indemnity is not provided and a $500,000 deductible for claims against directors and officers where indemnity is provided or solely against the Company for securities claims. The Side-A difference in condition insurance provides stand alone and direct coverage to directors and officers in circumstances where corporate indemnities and conventional D&O policies do not respond.

        In accordance with the provisions of the Canada Business Corporations Act, the Company's by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer or an individual acting in a similar capacity for a related entity, and its heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which it is made a party by reason of being or having that association with the Company or such other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Company or the other entity, as the case may be and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Upon such indemnification, the Company may recover against its insurance policy to the full extent permitted by law, subject to a deductible of US$500,000.

Interest of Certain Persons in Matters to be Acted Upon

        At the date hereof, to the knowledge of management of the Company, no person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed in this Circular.

Interests of Informed Persons in Material Transactions

        The Company entered into a securities purchase agreement on March 24, 2006 with KFOC and IP Synergy Finance Inc. that provided for the private placement of US$58.5 million principal amount of 6.5% convertible notes due 2008. On the initial closing, KFOC purchased US$17.5 million of principle amount of 6.5% convertible notes. The Company also had the right, which it exercised, to require KFOC to purchase an additional US$13.5 million of 6.5% convertible notes. All amounts owing under the securities purchase agreement have been repaid but KFOC still holds 951,649 warrants, which were issued in connection with the transaction. Each warrant entitles KFOC to purchase one Common Share of the Company at any time prior to June 23, 2010 at an exercise price of US$7.85 per Common Share.

Shareholder Proposals for the 2011 Annual Meeting

        In order to be included in the meeting materials for the 2011 Annual Meeting of Shareholders, Shareholder proposals must be received by the Company at its office at Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, Attention: Corporate Secretary, by not later than December 31, 2010.

Additional Information

        Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.nap.com. Financial information about the Company is provided in the comparative financial statements and management discussion and analysis of operating and financial results ("MD&A") for its most recently completed financial year.

        The Company will provide to any person or company, upon request to its Corporate Secretary, a current copy of the following documents:

  (1)
  latest Annual Report, including MD&A;

  (2)
  latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

  (3)
  Financial statements for the year ended December 31, 2009, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

  (4)
  Management information circular for the Company's last annual meeting of Shareholders.

        The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

 DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to Shareholders of the Company have been approved by the Board of Directors.

DATED at Toronto, Ontario this April 21, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

 SCHEDULE A

SPECIAL RESOLUTION: AMENDMENT OF ARTICLES

        WHEREAS the authorized capital of the Company consists of an unlimited number of special shares, issuable in series;

        AND WHEREAS no special shares are currently issued and outstanding;

        AND WHEREAS the Board of Directors of the Company wishes to cancel the class of special shares;

        BE IT RESOLVED as a Special Resolution that:

  1.
  The Company be and is hereby authorized and directed to amend its articles:

  (a)
  to cancel the class of special shares; and

  (b)
  to remove all references to the special shares in the articles.

  2.
  Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver articles of amendment and such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

  3.
  Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this special resolution at any time prior to the endorsement by the Director under the Canada Business Corporations Act of a certificate of amendment of articles giving effect to the foregoing amendments to the articles of the Company, without further approval of the shareholders of the Company.

A-1

 SCHEDULE B

RESOLUTION: AMENDMENT OF RRSP PLAN

        BE IT RESOLVED as an Ordinary Resolution that:

  1.
  The Company's Amended and Restated RRSP Plan, as described in the Circular, be and is hereby approved.

  2.
  The Amended and Restated RRSP Plan is hereby ratified in its entirety, subject to such amendments, changes, additions and alterations thereto as the Board of Directors may approve, or as may be required by the Toronto Stock Exchange or any other applicable regulatory authority.

  3.
  Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

B-1

 SCHEDULE C

RESOLUTION: AMENDMENT OF STOCK OPTION PLAN

        BE IT RESOLVED as an Ordinary Resolution that:

  1.
  The Company's Amended and Restated Stock Option Plan, as described in the Circular, be and is hereby approved.

  2.
  The Amended and Restated Stock Option Plan is hereby ratified in its entirety, subject to such amendments, changes, additions and alterations thereto as the Board of Directors may approve, or as may be required by the Toronto Stock Exchange or any other applicable regulatory authority.

  3.
  Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

C-1

 SCHEDULE D

MANDATE OF THE BOARD OF DIRECTORS

A.    OBLIGATIONS

1.
The Board of Directors shall assume the responsibility for the stewardship of the Company and shall:

(a)
supervise the management of the business and affairs of the Company; and

(b)
act in accordance with the Company's obligations contained in the Canada Business Corporations Act (the "CBCA"), the securities legislation of each province and territory of Canada, the governance guidelines of the Toronto Stock Exchange and the American Stock Exchange, other relevant legislation and regulations and the Company's articles and by-laws.

2.
As a matter of policy, the following matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
changing the membership of, or filling a vacancy in, any committee;

(b)
appointing and removing officers, unless such appointment or removal is specifically delegated to the President and Chief Executive Officer or a committee of the Board; and

(c)
such matters, if any, as may be specified in the resolution establishing any committee.

3.
Pursuant to the CBCA, the following additional matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)
filling a vacancy in the office of auditor;

(c)
issuing securities except in the manner and on the terms authorized by the directors;

(d)
declaring dividends;

(e)
purchasing or redeeming or any other form of acquiring shares issued by the Company;

(f)
paying a commission or allowing a discount to any person in consideration of that person subscribing or agreeing to subscribe for shares of the Company or procuring or agreeing to procure subscriptions for any such shares;

(g)
approving management proxy circulars;

(h)
approving any take-over bid circular or directors' circular;

(i)
approving the annual financial statements of the Company; and

(j)
adopting, amending or repealing the by-laws of the Company.

B.    DUTIES

  The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving other powers to itself. Subject to the articles and by-laws of the Company, the Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing committee members and determining director compensation. The Board's principal duties fall into the following six categories.

1.     Selection of the Management

  The Board has the responsibility for:

  (a)
  appointing and replacing the President and Chief Executive Officer, monitoring President and Chief Executive Officer performance, determining President and Chief Executive Officer compensation and providing advice and counsel in the execution of the duties of the President and Chief Executive Officer;

  (b)
  approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer; and

  (c)
  ensuring that adequate provision has been made for management succession.

2.     Monitoring and Acting

  The Board has the responsibility to:

  (a)
  monitor the Company's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

  (b)
  take action when performance falls short of its goal or in other special circumstances (for example, mergers and acquisitions or changes in control);

  (c)
  identify principal risks and ensure appropriate systems to manage those risks are implemented; and

  (d)
  approve any payment of dividends to shareholders.

3.     Strategy Determination

  The Board has the responsibility to participate with management directly or through its committees, in developing and approving the mission of the Company, its objectives and goals, and the strategy by which it proposes to reach those goals.

4.     Policies and Procedures

  The Board has a particular responsibility to:

  (a)
  confirm that the Company operates at all times within applicable laws and regulations, and to the highest ethical and moral standards (pursuant to the Code of Conduct);

  (b)
  approve and monitor compliance with significant policies and procedures by which the Company is managed; and

  (c)
  ensure that the integrity of the internal control and information management systems are maintained.

5.     Reporting to Shareholders

  The Board has the responsibility for:

  (a)
  ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (b)
  ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards;

  (c)
  ensuring, to the extent it is aware, the timely reporting of any other developments that have a significant and material impact on the value of the Company and in setting out its future plans and strategies; and

  (d)
  reporting annually to shareholders on its stewardship for the preceding year.

6.     Legal Requirements

  The Board is responsible for confirming that legal requirements have been met and that documents and records have been properly prepared, approved and maintained.

C.    CONSTITUTION AND ROLE OF THE BOARD OF DIRECTORS

1.     Board Composition

  (a)
  Constitution of the Board

    The Board will be constituted with at least an equality of individuals who qualify as unrelated and independent directors.

    If the Company has a significant shareholder, the Board will include, at a minimum, a proportion of unrelated directors that fairly represents the investment in the Company by shareholders other than the significant shareholder.

    The Board will determine annually whether it is constituted with the appropriate number of unrelated or independent directors, as the case may be, and will report its conclusions, and the analysis supporting the conclusions, as required by applicable laws.

  (b)
  Board Membership

    The Board is responsible for selecting nominees for appointment or election to the Board. The Board delegates the nomination process to the Governance, Nominating and Compensation Committee with the input from the Chairman of the Board and the President and Chief Executive Officer.

    The Governance, Nominating and Compensation Committee reviews with the Board on an annual basis, the appropriate diversity, skills and experience required of Board members in the context of the needs of the Board, and will recommend increasing, decreasing or replacing directors to facilitate more effective governance of the Company.

    The Governance, Nominating and Compensation Committee will provide an orientation and education program for new recruits to the Board.

  (c)
  Board Size

    The Board will annually consider its size and will increase or decrease the number of directors to facilitate more effective leadership and decision making.

  (d)
  Inside and Outside Directors

    An "inside" director is a director who is an officer or employee of the Company or of any of its affiliates. An "outside" director is a director who is not a member of management. The only inside director may be the President and Chief Executive Officer.

2.     Resignation

  Any director who changes their employment after being elected to the Board should offer to resign from the Board. This will provide an opportunity for the Governance, Nominating and Compensation Committee to review the continued appropriateness of that person's Board membership under the changed circumstances.

3.     Relationship with Management

  The Board functions independently of management, and the role of Chairman is separate from that of President and Chief Executive Officer. The Chairman's role is to effectively manage and provide leadership to the Board while the role of the Chief Executive Officer is to provide the day-to-day leadership and management of the Company.

  (a)
  The President will be the Chief Executive Officer of the Company.

  (b)
  The Chief Executive Officer formulates Corporation policies and proposed actions and presents them to the Board for approval. The Chief Executive Officer keeps the Board fully informed of the Company's progress towards the achievement of, and of all material deviations from, the goals or objectives and policies established by the Board in a timely and candid manner.

  (c)
  The Chief Executive Officer speaks for North American Palladium Ltd. Individual Board members may meet or otherwise communicate with various constituencies but only with the knowledge of the Chief Executive Officer and, in most instances, at the request of the Chief Executive Officer.

4.     Strategic Plan

  The Board, with the assistance of the Chief Executive Officer, is responsible for establishing the long-term goals and objectives of the Company.

  The initiative for developing and modifying the corporate strategies to achieve these goals and objectives must come from management. The Board may assist in the development of the strategies, act as a resource, contribute ideas and ultimately approve the strategy, but management will lead this process.

  The Board is responsible for monitoring management's success in implementing the strategies to achieve such goals and objectives and ensuring that the strategies are modified appropriately.

5.     Performance Evaluation

  (a)
  Chief Executive Officer Evaluation

    One of the most important aspects of effective governance is the relationship between the Chief Executive Officer and the Board. It is crucial that the Board is fully informed and that the Chief Executive Officer has a forum for drawing on the wisdom and experience that exists within the Board. While it is expected that full and frank dialogue will exist between the Chief Executive Officer and the Board, a Chief Executive Officer review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the Chief Executive Officer regarding corporate and individual performance.

  (b)
  Board Evaluation

    The Board is committed to evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chairman on its performance.

    This assessment is designed to evaluate the Board's contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to single out individual Board members.

6.     Meetings

  The Board will meet on a scheduled basis five times per year and more frequently if required. The Chairman, with the assistance of the Chief Executive Officer, will be responsible for establishing the agenda for Board meetings. A significant portion of each meeting will be spent examining future plans and strategies.

  The Chairman shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chairman shall have the same voting powers as all directors and will determine, consistent with the Company's bylaws, which matters require a vote. In the case of an equality of votes, the Chairman, in addition to his or her original vote, shall have the casting vote.

  Management will deliver a meeting agenda and background material on agenda items to directors not less than 5 business days prior to each meeting, so that Directors can prepare for the Board meetings.

  As a matter of principle, directors should always be made aware by the Chairman whether they are discussing issues or proposals for discussion purposes only or to make a decision.

  (a)
  Guests at Board Meetings

    Guests may be invited by the Board and Chief Executive Officer to make presentations to the Board. Should the Chief Executive Officer wish to invite other people as attendees on a regular basis, the Chief Executive Officer should first seek the concurrence of the Board.

  (b)
  Access to Senior Management

    The Board should meet on a regular basis without management present. However, the Board encourages the Chief Executive Officer to bring into Board meetings employees who can provide additional insight into the items being discussed and/or who have potential and should be given exposure to the Board.

    If a director is in the situation of having to contact an employee directly, the director will ensure that this contact is not distracting to the business operation of the Company. The Chief Executive Officer should be made aware of the substance of such contact.

7.     Board Information

  Prior to each quarterly meeting, the Board should receive the following information from management:

  (a)
  a letter from the President and Chief Executive Officer outlining major accomplishments and issues;

  (b)
  a summary of each agenda item that requires a thorough debate of various courses of action and concluding with management's recommendations and summary of the risks. The directors should receive this information not less than 5 business days prior to each meeting; and

8.     Board Committees

  The Board may form a committee of directors and delegate to such committee any powers of the directors, subject to Section 115 of the Canada Business Corporations Act ("CBCA"). A committee shall generally be composed of outside directors, a majority of whom are unrelated and independent directors, although some board committees may include the one inside director.

  Subject to the Company's by-laws and any resolution of the board of directors, a committee may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Where neither the Board nor the committee has determined the rules or procedures to be followed by the committee, the rules and procedures set out in the by-laws, paragraphs 8 to 15, shall apply with necessary modifications.

  The roles of the committees with respect to the Board are discussed below:

  (a)
  Committee Membership

    Committee members are appointed by the Board on the recommendation of the Board Chairman in consultation with the Chief Executive Officer and the Governance, Nominating and Compensation Committee and with consideration of the desires of individual Board members.

    Consideration will be given to rotating committee members periodically.

    Committee chairmen are selected by the Board on the recommendation of the Chairman. The chairman of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

    All directors may attend meetings of any committee at the Committee chairman's invitation, but may not vote and may not be counted for the purposes of the quorum.

  (b)
  Committee Meetings and Agendas

    The committee chairman, in consultation with committee members, will determine the location, frequency and length of the meetings of the committee. The Audit Committee shall meet at least four times per year to review the annual and interim financial statements. All other committees shall meet at least annually. The chairman of the committee, in consultation with the Chief Executive Officer or the appropriate senior manager, will develop the committee's agenda.

    Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication, or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

  (c)
  Committee Responsibilities

    Committees analyze, consistent with their terms of reference, strategies and policies which are developed by management. Committees may make recommendations to the Board but, unless specifically mandated to do so, do not take action or make decisions on behalf of the Board.

    A committee may, from time to time, request assistance of external advisors who the committee requires to research, investigate and report on matters within a committee's term of reference. This request should be approved by the Board and coordinated through the Chairman and Chief Executive Officer.

  (d)
  Reporting

    Each committee has a duty to report to the Board all matters that it considers to be important for Board consideration. All minutes of committees should be attached to the Board minutes and forwarded to each member of the Board by the Corporate Secretary of the Company in a timely manner.

9.     Director Compensation

  Remuneration of directors is established by the Board on the recommendation of the Governance, Nominating and Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.

  The Board encourages Board members to own shares in the belief that share ownership facilitates the directors' identification with the interests of the shareholders. Under a new policy adopted in 2007, Directors are expected to spend at least $75,000 on purchases of common shares of the Company by the later of August 2010 and three years from the date they joined the board. To achieve this target, each director shall purchase shares of North American Palladium in an amount equal to at least half of the after-tax annual base retainer fee earned until the target is achieved.

10.   Corporate Standards of Conduct

  The Board has the responsibility for ensuring that standards of conduct are established and for monitoring compliance by the Company.

  The Company has established an Environmental Policy, Occupational Health and Safety Policy and Code of Conduct.

11.   Access to Outside Advisors

  Individual directors or a group of directors may engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be coordinated through the Chairman and the Chief Executive Officer, and be subject to Board approval.

QuickLinks

  Exhibit 99.2
NORTH AMERICAN PALLADIUM LTD. MANAGEMENT INFORMATION CIRCULAR VOTING INFORMATION
GENERAL INFORMATION
BUSINESS OF THE MEETING
BOARD OF DIRECTORS COMPENSATION
REPORT ON EXECUTIVE COMPENSATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A SPECIAL RESOLUTION: AMENDMENT OF ARTICLES
SCHEDULE B RESOLUTION: AMENDMENT OF RRSP PLAN
SCHEDULE C RESOLUTION: AMENDMENT OF STOCK OPTION PLAN
SCHEDULE D MANDATE OF THE BOARD OF DIRECTORS